# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEKTAR THERAPEUTICS, CIK 0000906709
CUSIP: 640268306
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 455 MISSION BAY BOULEVARD SOUTH, SAN FRANCISCO, California (CA), 94158
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-078723
Filed by CIK 0001472322

## Reporting persons
- Nantahala Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 418,522; sole dispositive power 0; shared dispositive power 418,522; aggregate amount beneficially owned 418,522 (2.2% of the class)
- Wilmot B. Harkey: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 418,522; sole dispositive power 0; shared dispositive power 418,522; aggregate amount beneficially owned 418,522 (2.2% of the class)
- Daniel Mack: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 418,522; sole dispositive power 0; shared dispositive power 418,522; aggregate amount beneficially owned 418,522 (2.2% of the class)

## Item 1. Issuer
Name of issuer: NEKTAR THERAPEUTICS
Address of issuer's principal executive offices: 455 MISSION BAY BOULEVARD SOUTH SAN FRANCISCO, CALIFORNIA, 94158

## Item 2. Person Filing
Name of person filing:
(1) Nantahala Capital Management, LLC ("Nantahala")
(2) Wilmot B. Harkey
(3) Daniel Mack (together the "Reporting Persons")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, Connecticut 06840
Citizenship:
(1) Nantahala is a Massachusetts limited liability company.
(2) Each of Messrs. Harkey and Mack is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, Nantahala may be deemed to be the beneficial owner of 418,522 Shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those Shares.
Percent of class:
As of September 30, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) Nantahala Capital Management, LLC ("Nantahala") : 2.20%
(2) Wilmot B. Harkey: 2.20%
(3) Daniel Mack: 2.20%
Sole power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 418,522 Shares.
(2) Wilmot B. Harkey: 418,522 Shares.
(3) Daniel Mack: 418,522 Shares.
Sole power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 418,522 Shares.
(2) Wilmot B. Harkey: 418,522 Shares.
(3) Daniel Mack: 418,522 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of Messrs. Harkey and Mack is filing this Schedule 13G as a control person in respect of shares beneficially owned by Nantahala, an investment adviser as described in ss. 240.13d-1(b)(1)(ii)(E). See Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (11/14/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey (11/14/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack (11/14/2025)